UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                       Metropolitan Health Networks, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

           ----------------------------------------------------------
                                 (CUSIP Number)

             Sandra F. Pessin, c/o Norman H. Pessin, 605 Third Ave.,
                         19th Floor, New York, NY 10158

                               (tel: 212-476-5654)
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     1/06/04
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

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                                Page 1 of 6 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the putpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 2 of 6 Pages

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1)    Names of Reporting Persons, S.S or I.R.S. Identification Nos of Above
      Persons:

      a)    Sandra F. Pessin

      b)    SEP IRA F/B/O      Norman H. Pessin ###-##-####

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   N/A

            (b)

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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

                                       PF

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      of 2(e)

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6)    Citizenship or Place of Organization: USA

                        --------------------------------------------------------
Number of               7)    Sole Voting Power: a) 699,883
Shares                                           b) 1,648,372
Beneficially
owned by each           --------------------------------------------------------
Reporting               8)    Shared Voting Power: ___________
Person with
                        --------------------------------------------------------
                        9)    Sole Dispositive Power: a) 699,883

                                                      b) 1,648,372

                        --------------------------------------------------------
                        10)   Shared Dispositive Power: _____________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      a)    699,883

      b)    1,648,372

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): a) 1.97%
                                                          b) 4.64%
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14)   Type of Reporting Person (See Instructions): IN

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                                Page 3 of 6 Pages

ITEM 1: IDENTITY AND BACKROUND

     (a)   Sandra F. Pessin
     (b)   c/o Norman H. Pessin, 605 Third Ave., 19th Floor, New York, NY  10158
     (c)   Housewife
     (d)   None
     (e)   None
     (f)   USA

     (a)   Norman H. Pessin
     (b)   605 Third Avenue, 14th floor, New York, NY, 10158
     (c)   Retired
     (d)   None
     (e)   None
     (f)   USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS

      Sandra F. Pessin purchased a total of 699,883 shares on the following dates, amount, and prices:

Date              Number of Shares          Price per share
11/19/03              100,000                    0.563
11/20/03              120,000                    0.568
11/21/03              125,000                    0.578
11/25/03               40,000                    0.640
12/01/03              220,000                    0.680
12/03/03               40,000                    0.700
12/04/03               20,000                    0.710
12/09/03               24,000                    0.680
12/10/03               10,000                    0.663
TOTAL                 699,883

      The total amount paid for shares is $441,161.

      SEP IRA F/B/O Norman H. Pessin purchased a total of 1,648,372 shares on the following dates, amounts and prices:

Date              Number of Shares          Price per share
12/11/03               65,000                    0.650
12/12/03               50,000                    0.655
12/15/03              150,000                    0.625
12/16/03               25,000                    0.590
12/29/03               50,000                    0.750
01/06/04            1,258,327                    0.680
TOTAL               1,648,372

      The total amount paid for is $1,118,325.


                                Page 4 of 6 Pages

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. Each filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) Sandra F. Pessin owns 699,883 shares of the Issuer's Common Stock, constituting 1.97% thereof.

      (b) Sandra F. Pessin has sole power of disposition over 699,883 shares and sole power to vote the 699,883 shares.

      (c) Sandra F. Pessin purchased the 699,883 shares in open market transactions..

      (d) Not Applicable

      (e) Not Applicable

      (a) SEP IRA F/B/O Norman H. Pessin owns 1,648,372 shares of the Issuer's Common Stock, constituting 4.64% thereof.

      (b) SEP IRA F/B/O Norman H. Pessin has sole power of disposition over 1,648,372 shares and sole power to vote the 1,648,372 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 1,648,372 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                Page 5 of 6 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:  /s/ Sandra F. Pessin
            ----------------------------------
                Sandra F. Pessin

Signature:  /s/ SEP IRA F/B/O Norman H. Pessin
            ----------------------------------
                SEP IRA F/B/O Norman H. Pessin

By /s/ Norman H. Pessin
----------------------------------
Norman H. Pessin

March 3, 2004


                                Page 6 of 6 Pages